Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Ounce Water, Inc.
118 N Bedford Road, Suite 301
Mount Kisco, NY 10549
http://ouncewater.com

Up to $1,069,993.37 in Common Stock at $10.39
Minimum Target Amount: $9,995.18

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Ounce Water, Inc.
Address: 118 N Bedford Road, Suite 301, Mount Kisco, NY 10549
State of Incorporation: DE
Date Incorporated: August 12, 2020

Terms:

Equity

Offering Minimum: $9,995.18 | 962 shares of Common Stock
Offering Maximum: $1,069,993.37 | 102,983 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $10.39
Minimum Investment Amount (per investor): $270.14

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an 10% bonus shares.

Amount-Based:

$500+ | Tier 1

Invite to a Group Zoom Webinar w/ Theo Rossi + Owners.

$1,000+ | Tier 2

OUNCE swag package (1 Hat + 1 Shirt) signed by Theo Rossi.

$2,500+ | Tier 3

2% bonus shares.

$5,000+ | Tier 4

5% bonus shares + 1 Case of OUNCE WATER.

$10,000+ | Tier 5

10% bonus shares + Personal Instagram Stories “Thank You” Shout Out from Theo Rossi + 1 Case of OUNCE WATER.

$25,000+ | Tier 6

20% Bonus shares + Custom :15 Custom Video Message Recorded by Theo Rossi + 1 Cases of OUNCE WATER.

*All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

Ounce Water, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $10.39 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $1039. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Ounce Water, Inc. is a premium bottled water company with a focus on encouraging people to live their best lives by taking better care of their bodies. With a goal to drink 80 oz of water per day, Ounce Water makes it easy to track your daily intake of water through the four SKU's it currently offers customers: 40 oz Natural Spring Water, 40 oz Alkaline Water, 20 oz Natural Spring Water, and 20 oz Alkaline Water. Customers can easily track their daily water intake with this unique bottle design.

Our water is sourced from upstate New York, is never touched by humans, is free of chemicals, and our bottles use BPA-free plastic. Our products are proudly made in the USA.

Ounce Water, Inc. was initially organized as Ounce Water, LLC, a New York Limited Liability Company on September 8, 2015, and converted to a Delaware C-Corp on February 11th, 2020. Moral Kings, LLC is the parent company of Ounce Water, Inc., Moral Kings owns 61.92% of OUNCE WATER. Moral Kings has 6 owners. Those worth noting (above 10% ownership) are Meghan Rossi: 42.12%, Nicholas Carmona: 20.80%, and Steven Bender: 20.93%. Moral Kings, LLC is a holding company parent with no operational inter-related transactions.

The Company is currently involved in a pending litigation claim from a past service provider. Defendants filed a partial motion to dismiss the punitive damages claim, which was granted on July 14, 2021. The parties have engaged in informal settlement discussions but there has been no resolution. Defendants remain open to the possibility of settlement if favorable to Company. The next item in litigation is a scheduling conference to take place on August 27, 2021. Company counsel had previously requested from opposing counsel to enter an agreed scheduling order to avoid the need for the August 27 conference but opposing counsel stated that she has not been able to reach her client. As of the date of filing our offering, this matter is ongoing.

Competitors and Industry

According to Grand View Research, the global bottled water market was estimated at $217.66B in 20202 and is expected to expand at a compound annual growth rate (CAGR) of 11.1% from 2021 to 2018. Grand View Research stated that the revenue forecast for the bottled water market in 2028 is expected to be $505.19B.

The Company has several major competitors in the bottled water market. Some of the top competitors in our industry include Nestle, PepsiCo, Primo Water Corporation, The Coca-Cola Company, Danone, VOSS Water, and FIJI Water. Despite the present competitive landscape, the Company stands out in the bottled water industry because We are the only bottled water on the market today in the U.S. which educates the consumer on the benefits of hydration, offers an easy math system in which to track daily water consumption, we offer more water per bottle than competitors, and have truly unique packaging for our industry.

Current Stage and Roadmap

The Company's products are currently on the market and generating sales. From May 2020 - May 2021, we grew our points of distribution from two states to fifteen states and have partnered with major retailers such as Stop and Shop, Lowes Foods, Earth Fare Grocers, Central Market, and Nugget Markets. We currently offer four SKU's: 40 oz Natural Spring Water, 40 oz Alkaline Water, 20 oz Natural Spring Water, and 20 oz Alkaline Water.

The Company's efforts for the next few years will be focused on expanding market share by growing our distribution network to add additional nationwide accounts.

The Team

Officers and Directors

Name: Theo Rossi

Theo Rossi's current primary role is with SAG-AFTRA. Theo Rossi currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder, Board Member & Visionary
  Dates of Service: August 12, 2020 - Present
  Responsibilities: Provides guidance on the overall vision of the company. Theo does not currently receive salary compensation for this role.

Other business experience in the past three years:

- **Employer:** SAG-AFTRA
  Title: Actor and Producer
  Dates of Service: October 30, 1999 - Present
  Responsibilities: Film and Television Actor and Producer.

Name: Meghan Rossi

Meghan Rossi's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder, Board Member, & Chief Executive Officer
  Dates of Service: August 12, 2020 - Present
  Responsibilities: Oversee operations of company. Meghan currently receives salary compensation of $36,000 per year for this role.

Other business experience in the past three years:

- **Employer:** Moral Kings
  Title: Co-Founder
  Dates of Service: January 01, 2014 - Present
  Responsibilities: Oversee the company.

Other business experience in the past three years:

- **Employer:** Go Get It LIFE
  Title: Co-Founder
  Dates of Service: December 01, 2014 - Present
  Responsibilities: Oversee company

Other business experience in the past three years:

- **Employer:** Dos Dudes Pictures
  Title: Production Assistant
  Dates of Service: January 01, 2014 - Present
  Responsibilities: Assist in the production of content.

Name: Steven Bender

Steven Bender's current primary role is with Bender and Associates, CPA. Steven Bender currently services 15 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director and Acting CFO
  Dates of Service: March 01, 2016 - Present
  Responsibilities: Manages all financial actions of the company, from daily accounting to yearly financial statements and tax filings. In addition, serves as an advisor to the CEO and management team to forecast COGS, revenue, and best use of funds.

Other business experience in the past three years:

- **Employer:** Bender and Associates, CPA

Title: Owner
Dates of Service: January 01, 2009 - Present
Responsibilities: CPA & Financial Planner

Name: Nicholas Carmona

Nicholas Carmona's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder, Board Member & Development Director
  Dates of Service: August 12, 2020 - Present
  Responsibilities: Oversee operations. Nicholas receives salary compensation of $24,000 per year for this role.

Other business experience in the past three years:

- **Employer:** Dos Dudes Pictures
  Title: Co-Founder and Producer
  Dates of Service: June 01, 2012 - Present
  Responsibilities: Oversee production of content.

Other business experience in the past three years:

- **Employer:** Merchant Data Systems
  Title: Business Development Executive (Part-Time)
  Dates of Service: February 01, 2005 - Present
  Responsibilities: Business Development and Strategy.

Name: Michael Ward

Michael Ward's current primary role is with AnthemIQ. Michael Ward currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: February 01, 2020 - Present
  Responsibilities: Advises the company. Michael does not receive salary compensation for this role.

Other business experience in the past three years:

- **Employer:** AnthemIQ
  Title: Chief Executive Officer

Dates of Service: January 01, 2021 - Present
Responsibilities: Oversee operations of company.

Other business experience in the past three years:

- **Employer:** Elevate Growth Partners
  Title: Chief Executive Officer
  Dates of Service: August 01, 2020 - Present
  Responsibilities: Oversee operations of company.

Other business experience in the past three years:

- **Employer:** SPUR Leadership
  Title: Executive Director
  Dates of Service: March 01, 2019 - Present
  Responsibilities: Manage company assets and optimize financial performance.

Other business experience in the past three years:

- **Employer:** The Belle Group
  Title: Founder
  Dates of Service: August 01, 2018 - Present
  Responsibilities: Oversee operations of company

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor

regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to $1.07M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult

environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants of one type of service, providing natural bottled water. Our revenues are therefore dependent upon the market for natural bottled

water.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It

should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Ounce Water is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the

incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Ounce Water or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Ounce Water could harm our reputation and materially negatively impact our financial condition and business.

Competitive Industry
We operate in a very competitive industry. Other water companies have much broader access to resources than we do. This could prohibit us from being able to achieve our benchmarks, stay relevant and differentiated in the market.

Natural Disaster
If there were a serious natural disaster like a tsunami, major earthquake, a volcano in our local area we would likely have to cease operations for at least a period of time, if

not indefinitely.

Supply Chain Disruption
Ounce Water has several options for every component of our products to ensure supply chain security. However, there is a chance market disruptions may prevent us from getting some or all of what is needed to produce. In which case an inability to manufacture and sell our products could put the business at risk.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Litigation Risk
The company is currently engaged in a lawsuit defending a claim from a prior service provider. The company may lose this lawsuit. Litigation with respect to our operations or products, including lawsuits brought by employees, contractors, governmental or other entities alleging damages as a result of contractual and employment related claims may be expensive to defend. These types of lawsuits present a high degree of uncertainty regarding the outcome. Further, litigation could cause the Company to face an increased risk of liability stemming from employment or contractor related claims. Additionally, certain litigation claims may not be covered under our insurance policies, or our insurance carriers may seek to deny coverage. Because we cannot accurately predict the outcome of any action, it is possible that, as a result of pending and unexpected litigation, we will be subject to adverse judgments or settlements that could significantly reduce our earnings or result in losses.

Company involved in pending litigation.
The Company is currently involved in a pending litigation claim from a past service provider. Defendants filed a partial motion to dismiss the punitive damages claim, which was granted on July 14, 2021. The parties have engaged in informal settlement discussions but there has been no resolution. Defendants remain open to the possibility of settlement if favorable to Company. The next item in litigation is a scheduling conference to take place on August 27, 2021. Company counsel had previously requested from opposing counsel to enter an agreed scheduling order to avoid the need for the August 27 conference but opposing counsel stated that she has not been able to reach her client. As of the date of filing our offering, this matter is ongoing.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Moral Kings LLC (Meghan Rossi: 42.12%, Nicholas Carmona: 20.80%, and Steven Bender: 20.93%)	619,228	Common Stock	61.92

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 102,983 of Common Stock.

Common Stock

The amount of security authorized is 1,500,000 with a total of 1,058,511 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the

Common Stock.

Stock Options

Pursuant to the Ounce Water, Inc. 2021 Equity Incentive Plan, currently two (2) individuals are vesting to stock options which provides the opportunity to purchase common shares of the corporations stock.

The total amount outstanding includes 63,510 of shares to be issued pursant to stock options issued.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuance of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;

- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $425,000.00
  Number of Securities Sold: 85,000
  Use of proceeds: Working capital.
  Date: October 09, 2020
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenues

The Company revenues are mainly made up of the sales of its water products. Net revenues were down 43% from $214,897 in fiscal year ending December 31, 2019 to $121,994 in fiscal year ending December 31, 2020. The decrease in revenues was primarily due to COVID related shutdowns that led to drastically reduced sales for all of the company's retail partners during 2020.

Cost of Sales

The Company's cost of goods sold (COGS) consists primarily of the cost of bottles, boxing, freight in, pallet. The total cost of goods sold went down 63% from $132,396 in 2019 to $49,089 in 2020 in parallel with the decrease in sales. Cost of goods sold was 40% of net revenue in 2020, a decrease compared to 2019 when it was 62% of net revenue.

Gross Profit

For the fiscal year ended 2020, the gross profit was $72,905, a 13% decrease from the fiscal year 2019 gross profit of $82,501. The decrease in gross profit was due to the decrease in sales as previously discussed. Note that the gross profit as a percentage of sales increased from 38% in 2019 to 60% in 2020.

Expenses

The Company's expenses consist of, among other things, payroll expenses, advertising and marketing, professional fees, rent, computer, and internet, etc

Total operating expenses went from $376,049 in 2019 to $452,218 in 2020, a 20% increase mainly due to the increase in sales and marketing.

During the fiscal year ending December 31, 2020, total operating expenses consisted of 12% in advertising and marketing at $93,043, and 78% general and administrative expenses (G&A) at $332,697.

Sales and marketing expenses went from $106,255 in 2019 to $93,043 in 2020. The 12% decrease was mainly due to the reduction in promotional discounts that went from $61,731 in 2019 to $9,307 in 2020. In fiscal 2020, sales and marketing expenses included advertising and promotion of $19,705, sales commissions of $58,562, promotional discounts of $9,037, and selling expenses of $5,739.

G&A expenses are made up of 54% in payroll expenses at $178,908, $89,312 in professional fees at 27%, $21,631 for truck and warehouse lease at 6.5%, $8,123 in insurance at 2%, $7,433 in computer and internet at 2%, $5,416 in office expense at 1.6%, $3,027 in bank and merchant fees at 1%, $6,529 in non cash depreciation and amortization expense at 2%, and $12,318 in other expenses including telephone, taxes and license, graphic design, filing fees, dues and subscription, meals and entertainment, bad debt expense, automobile expenses, etc. totalling 4%

Historical results and cash flows:

The Company had cash in the amount of $77,694, and an accumulated deficit of $1,537,493 as of December 31, 2020. The Company intends to continue raising additional funds through equity financing. The following summarizes selected items of the cash flows statements.

Operating Activities

Cash used in operating activities increased from $327,970 in 2019 to $357,490 in 2020. The increase in cash used in operating activities was mainly due to the increase in net loss in 2020.

Investing Activities

Cash used in investing activities was $2,367 in 2020 because of the company's purchase of additional plates.

Financing Activities

Cash provided by financing activities increased from $320,105 in 2019 to $437,364 in 2020. The increase in cash provided by financing activities in 2020 was mainly due to the company receiving additional loans from its owners and officers, as well as the issuance of stock. Note that the company used part of these proceeds to retire debt.

The Company's management is positive about the Company's prospects and does not think that the current historical results and cash flows are representative of the future. Management is developing strategies to position the Company to continue to grow past the pandemic setback such as continuing to drive velocities in the company's big box retail partners. The Company recently executed IRC's to be placed on products in big box retailers (grocery chains) to drive sales, and it's proven effective! The Company is working diligently to grow its retail footprint within it's existing DSD partners (local distributors) where it doesn't face high fees and thus can earn a higher gross profit. The Company is being diligent to participate in in-store promotions. The successes of IRC and in-store promotions include 14,000 units being sold in one month at Lowes Grocery in the Southeast, and H-E-B now ordering by the pallet instead of by the case... all within one month of in-store placement.

The Company is establishing itself in the marketplace and is in the process of replacing Essentia, a twenty-year established brand, on end cap displays, which represents tremendous growth. The beverage industry requires a lot of cash. OUNCE WATER is primed for this level of growth with the right investors who continue to believe in their brand, their industry, and who see the year over year growth in bottled water sales. The Company will continue to grow its DSD channels, and its big box retailers as is deemed necessary. The Company is completely unique in its industry: our math system, our water purity, our bottle branding, our ownership group.

In light of all of the above, the company is confident that it will gain market share, increase its sales, turn around its losses, and be profitable in the near future.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of August 5, 2021, the company has $46,489 cash in the bank.

The company holds a credit card from Chase bank with a limit of $53,600 and available credit of $2,458.

The company received loans and advances occasionally from its founders and officers to fund its operations. The loans carry no interest rate and no maturity date. As of August 5, 2021, the companys' outstanding balance to officers was as follows:

Meghan Rossi- $6,213

Michael Ward- $12,000

Nicholas Carmona- $2,500

Steve Bender: $11,750

Theo Rossi: $80,302

Luca Orazietti: $45,000

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

OUNCE WATER relies on both investor funding and daily revenue from sales of its' premium bottled water. As is traditional for brands within the Consumer Product Goods (CPG) industry, an exponential amount of cash is needed to adequately scale and compete in the market place. Cash infusion from investors is the bulk of what truly drives growth for CPG brands.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds are necessary as they will allow for the top line growth needed to gain economies of scale by allowing for a larger budget for promotions and in-store advertising, lower COGS with higher volume raw material orders, and expansion of sales and support staff as needed.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The minimum in our raise is $10,000. To put that amount into perspective, it doesn't cover the fees of the StartEngine platform, or looking at it entirely within OUNCE WATER, $10,000 is a third of our monthly payroll. Our minimum of $10,000 cannot be compared in months or years.

How long will you be able to operate the company if you raise your maximum funding goal?

The maximum raise is $1.07 million. In reaching this maximum fundraising goal, we could operate for 18 months. However, to truly deliver a next level outcome and significant boost in retail footprint and thus revenue, we would operate closer to 12-14 months with a $1.07 million raise.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Yes. Following this round of $1.07 million, we plan to continue with future fundraising efforts. As our company grows, and valuation increases in turn, we will certainly continue to raise capital to scale OUNCE WATER nationally.

Indebtedness

- **Creditor:** PPP Loan
  Amount Owed: $26,902.00
  Interest Rate: 1.0%
  During 2020, the Company received a Payroll Protection Program ("PPP") Loan in the amount of $26,902. The loan carries 1% interest and is due in 2022. The loan is eligible for forgiveness. The Company applied for forgiveness during 2021.

- **Creditor:** Owners & Officers of OUNCE Water, Inc.
  Amount Owed: $206,448.00
  Interest Rate: 0.0%
  During the operating history, the Company borrowed money from its' owners and officers. The loans do not carry interest and do not have a defined maturity date. The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set, and thus the loans may be called at any time, the loans are classified as current. The loan balances were $206,448 and 71,025 as of December 31, 2020, and December 31, 2019, respectively. \

Related Party Transactions

- **Name of Entity:** Meghan Rossi
  Relationship to Company: Director
  Nature / amount of interest in the transaction: The company has received loans and advances occasionally from its founders and officers to fund its' operations. The loans carry no interest rate and no maturity dates have been set.
  Material Terms: As of August 5, 2021, the amount outstanding was $6,213.

- **Name of Entity:** Michael Ward
  Relationship to Company: Director
  Nature / amount of interest in the transaction: The company has received loans and advances occasionally from its founders and officers to fund its' operations. The loans carry no interest rate and no maturity dates have been set.
  Material Terms: As of August 5, 2021, the amount outstanding was $12,000.

- **Name of Entity:** Nicholas Carmona
  Relationship to Company: Director
  Nature / amount of interest in the transaction: The company has received loans and advances occasionally from its founders and officers to fund its' operations. The loans carry no interest rate and no maturity dates have been set.
  Material Terms: As of August 5, 2021, the amount outstanding was $2,500.

- **Name of Entity:** Steve Bender
  Relationship to Company: Director
  Nature / amount of interest in the transaction: The company has received loans and advances occasionally from its founders and officers to fund its' operations. The loans carry no interest rate and no maturity dates have been set.
  Material Terms: As of August 5, 2021, the amount outstanding was $11,750.

- **Name of Entity:** Theo Rossi
  Relationship to Company: Director
  Nature / amount of interest in the transaction: The company has received loans and advances occasionally from its founders and officers to fund its' operations. The loans carry no interest rate and no maturity dates have been set.
  Material Terms: As of August 5, 2021, the amount outstanding was $80,302.

- **Name of Entity:** Luca Orazietti
  Relationship to Company: Director
  Nature / amount of interest in the transaction: The company has received loans and advances occasionally from its founders and officers to fund its' operations. The loans carry no interest rate and no maturity dates have been set.
  Material Terms: As of August 5, 2021, the amount outstanding was $45,000.

Valuation

Pre-Money Valuation: $10,997,929.29

Valuation Details:

Ounce Water is a fast-growing health and wellness brand with a focus on hydration. As part of the ever-expanding bottled water market, Ounce Water has steadily increased its distribution and revenue over the last 3 years through the addition of major grocery chains such as Central Market, Lowe's Foods, EarthFare Markets, Nugget Markets, Stop & Shop, and HEB (which may add 368 stores on its own). The Company has refined its relationships, added to the leadership team, and has gained significant traction through 2021. Ounce Water is seeing massive growth in month-over-month velocities in of its major points of distribution. Ounce Water has seen an 833% increase in unit sales in Texas from March 2021 through July 2021. On the East Coast, Ounce Water has increased unit sales by 289% in Lowe's Foods alone. With an above-market average of 2.3 units per week, per store, Ounce Water will continue to build its distribution network in 2022 and expand its east coast coverage, while continuing to increase its Texas presence.

These strong velocities will only help us to secure additional regional & national grocery chains. With strategic structuring, Ounce Water is focused on supporting and growing its existing distribution channels through 2021and then increasing retail presence measured by locations selling company products through current and additional distributors 2022. Ounce Water is keenly focused on providing incredible support to retail channels with superior execution in fulfillment and operations. A focus will be on growing Texas, adding East coast coverage & expanding into Florida.

Further considered in determining this valuation was the growth of the bottled water and health and wellness markets. With the bottled water market expected to reach $505.10 billion by 2028, Ounce Water is positioned to take up a meaningful portion of the market share by focusing marketing efforts to attract young, urban consumers interested in a healthy lifestyle.

The valuation for this Offering was established by the Company and is not based on the financial results of the Company. Instead, it is based on management's best estimates of the investment value of the Company, which is a subjective measure. This differs significantly from listed companies, which are valued publicly through market-driven stock prices. The valuation of private companies, especially early-stage companies, is difficult to assess and you may risk overpaying for your investment.

The Company determined its valuation internally without an independent third-party evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all outstanding options, warrants, and other securities, if any, with a right to acquire shares are exercised; and (ii) any shares reserved for issuance under a stock plan, if any, are issued.

Use of Proceeds

If we raise the Target Offering Amount of $9,995.18 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *StartEngine Premium Deferred Fee*
  96.5%
  StartEngine Premium Deferred Fee

If we raise the over allotment amount of $1,069,993.37, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  16.5%
  Increase brand awareness through various marketing channels.

- *Operations*
  20.0%
  Operating expenses including payroll, rent, etc.

- *Working Capital*
  10.0%
  Day-to-day operation expenses.

- *Inventory*
  50.0%
  Increase inventory through production runs of our product.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://ouncewater.com (https://getounced.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/ounce-water

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Ounce Water, Inc.

[See attached]

OUNCE WATER INC

COMBINED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

INDEX TO COMBINED FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Ounce Water Inc
Dover, Delaware

We have reviewed the accompanying combined financial statements of Ounce Water Inc (the "Company,"), which comprise the combined balance sheet as of December 31, 2020 and December 31, 2019, and the related combined statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the combined financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the combined financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Combined Financial Statements

Management is responsible for the preparation and fair presentation of these combined financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying combined financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying combined financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

June 17, 2021
Los Angeles, California

Ounce Water Inc
COMBINED BALANCE SHEET
(UNAUDITED)

As of December 31,	2020	2019
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 77,694	$ 186
Accounts Receivable, net	24,098	13,929
Prepaids and other current assets	1,744	-
Inventories	85,510	46,729
Loan to Shareholder	-	-
Total current assets	**189,045**	**60,844**
Property and Equipment, net	2,984	7,146
Total assets	**$ 192,029**	**$ 67,990**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payables	$ 160,047	$ 75,875
Other current liabilities	6,085	14,469
Current portion BBS Venture Partner Loans	-	175,000
Current portion of Archimage Capital Loan	-	75,000
Owner & Officer Loans	206,488	71,025
Total current liabilities	**372,620**	**411,369**
PPP Loan	26,902	-
Total liabilities	**399,522**	**411,369**
EQUITY		
Common Stock	100	-
Additional Paid in Capital	1,329,900	-
Members' Equity	-	805,000
Retained earnings/(Accumulated Deficit)	(1,537,493)	(1,148,379)
Total equity	**(207,493)**	**(343,379)**
Total liabilities and equity	**$ 192,029**	**$ 67,990**

See accompanying notes to financial statements.

Ounce Water Inc
COMBINED STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		**2020**		**2019**
(USD $ in Dollars)				
Net revenue	$	121,994	$	214,897
Cost of goods sold		75,567		132,396
Gross profit		46,427		82,501
Operating expenses				
General and administrative		332,697		269,794
Sales and marketing		93,043		106,255
Total operating expenses		425,740		376,049
Operating income/(loss)		(379,313)		(293,547)
Interest expense		15,801		34,244
Other Loss/(Income)		(6,000)		-
Income/(Loss) before provision for income taxes		(389,113)		(327,791)
Provision/(Benefit) for income taxes		-		-
Net income/(Net Loss)	**$**	**(389,113)**	**$**	**(327,791)**

See accompanying notes to financial statements.

COMBINED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Members' Equity	Common Stock Shares	Common Stock Amount	Additional Paid in Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholders' Equity
Balance—December 31, 2018	**$ 555,000**	**-**	**$ -**	**$ -**	**$ (820,588)**	**$ (265,588)**
Member contributions into LLC	250,000		-		-	250,000
Net income/(loss)	-	-	-		(327,791)	(327,791)
Balance—December 31, 2019	805,000	-	$ -	$ -	$ (1,148,379)	**$ (343,379)**
Combination of Ounce Water, LLC and Ounce Water, Inc.	(805,000)	878,533	88	805,000		88
Issuance of Common Stock		116,467	12	524,900		524,912
Net income/(loss)	-	-	-	-	(389,113)	(389,113)
Balance—December 31, 2020	**$ -**	**995,000**	**$ 100**	**$ 1,329,900**	**$ (1,537,493)**	**$ (207,493)**

See accompanying notes to financial statements.

OUNCE WATER INC
COMBINED STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(389,113)	$	(327,791)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		6,529		5,566
Changes in operating assets and liabilities:				
Accounts Receivable, net		(10,169)		28,187
Prepaids and other current assets		(1,744)		-
Inventories		(38,781)		(24,783)
Accounts Payables		84,172		(10,413)
Other current liabilities		(8,384)		1,265
Net cash provided/(used) by operating activities		**(357,490)**		**(327,970)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(2,367)		-
Net cash provided/(used) in investing activities		**(2,367)**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Issuance of Common Stock		450,000		-
Member contributions into LLC		-		250,000
Borrowings on BBS Loan		-		65,000
Repayments of BBS Loan		(175,000)		-
Repayments of Archimage Loan		(75,000)		
Borrowing on PPP Loan		26,902		-
Owner and officer loan borrowings		210,463		5,105
Net cash provided/(used) by financing activities		**437,365**		**320,105**
Change in cash		77,508		(7,865)
Cash—beginning of year		186		8,050
Cash—end of year	**$**	**77,694**	**$**	**186**

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Ounce Water Inc. was founded on February 11, 2020 in the state of Delaware. Ounce Water, LLC was formed prior to fiscal year 2019. During 2020, members of Ounce Water, LLC exchanged their membership interest for shares of Ounce Water Inc. whereby Ounce Water Inc. became a 100% owner of Ounce Water, LLC. The combined financial statements of Ounce Water Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Dover, Delaware.

The Company is a bottler of alkaline and natural spring water.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Combination

The Company's combined financial statements include the accounts of subsidiaries over which the Company exercises control. Intercompany accounts and transactions have been eliminated in consolidation. The financials include combined accounts of Ounce Water Inc. and Ounce Water, LLC. Ounce Water, LLC was merged into Ounce Water, Inc. through a membership interest exchange. The exchange was accounted as a common control transaction in accordance with ASC 805. The net assets of Ounce Water, LLC are transferred at a historical cost. In accordance with ASC 805 and ASC 250-10, the financial statements are presented on a combined basis assuming merger occurred at the beginning of the reporting period. The result for fiscal year 2019 represent the result of Ounce Water, LLC.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of consolidation financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents do exceeded FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. The Company estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020 and 2019, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials, bottles, ingredients and finished goods which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Bottle Mold	10 years
Computer & Equipment	3-5 years
Furniture & Equipment	3-5 years
Plates	3-5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Company is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

Income is principally comprised of revenues earned by the Company as part of the sale of its water products.

Cost of sales

Costs of goods sold include the cost of labor, bottles, freight, and ingredients.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 amounted to $84,005 and $44,524, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through June 17, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of December 31,	2020	2019
Raw	$ 62,564	$ 40,901
Finished	22,945	5,828
Total Inventories	**$ 85,510**	**$ 46,729**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

As of December 31,	2020	2019
Due from Kenneth Cotter	$ 1,744	$ -
Total Prepaids and other current assets	**$ 1,744**	**$ -**

Other current liabilities consist of the following items:

As of December 31,	2020	2019
Accrued payroll	$ 1,454	$ 6,949
Vendor deposit	4,631	$ 7,520
Total Other current liabilities	**$ 6,085**	**$ 14,469**

5. PROPERTY AND EQUIPMENT

As of December 31, 2020 and December 31, 2019, property and equipment consists of:

As of Year Ended December 31,	2020	2019
Bottle Mold	$ 48,500	$ 48,500
Computer & Equipment	1,849	1,849
Furniture & Equipment	5,982	5,982
Plates	12,470	10,103
Accumulated depreciation	(65,817)	(59,288)
Property and Equipment, Net	**$ 2,984**	**$ 7,146**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2020 and 2019 was in the amount of $6,592 and $5,566 respectively.

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 1,000,000 shares of common shares with $0.0001 par value. As of December 31, 2020, 995,000 shares have been issued and are outstanding.

7. DEBT

PPP Loan

During 2020, the Company received a Payroll Protection Program ("PPP") Loan in the amount of $26,902. The loan carries 1% interest and is due in 2022. The loan is eligible for forgiveness. The Company has applied for forgiveness during 2021. The entire loan is classified as current.

BBS Venture Partners Loan

During 2018, the Company entered into promissory note in the amount of $175,000 with BBS Venture Partners. The loan carries 12% interest. The loan was fully repaid during 2020. The loan balance was zero as of December 31, 2020. The loan balance was $175,000 as of December 31, 2019, and classified as current.

Archimage Capital Access Loan

During 2018, the Company entered into promissory note in the amount of $75,000 with Archimage Capital Access Co. The loan carries 12% interest. The loan was fully closed out during 2020. The loan balance was zero as of December 31, 2020. The loan balance was $75,000 as of December 31, 2019, and classified as current.

Owner & Officer Loans

During the operating history, the Company borrowed money from the owners and officers of the Company. The loans do not carry interest and do not have a defined maturity date. The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set, and thus the loan may be called at any time, the loan was classified as current. The loan balances were $206,448 and 71,025 as of December 31, 2020, and December 31, 2019, respectively.

8. INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 and December 31, 2019 consists of the following:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (50)	$ -
Valuation Allowance	50	-
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020, and December 31, 2019 are as follows:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (50)	$ -
Valuation Allowance	50	-
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020 and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2020, the Company had federal cumulative net operating loss ("NOL") carryforwards of $170, and the Company had state net operating loss ("NOL") carryforwards of approximately $170. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the combined financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, and December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

9. RELATED PARTY

During the operating history, the Company borrowed money from the owners and officers of the Company. The loans do not carry interest and do not have a defined maturity date. The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current. The loan balances were $206,448 and 71,025 as of December 31, 2020, and December 31, 2019, respectively.

10. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. The Company has an outstanding case pertaining to worker versus independent contractor classification. The Company is currently in the settlement process. The outcome and the amount of the settlement is uncertain. As of December 31, 2020, there were no other pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. COVID-19

The COVID-19 outbreak in the United States has caused business disruption through mandated and voluntary closings of the Company's customers. While the disruption is expected to be temporary, there is still uncertainty around the duration of the closings. The impact of COVID-19 on the Company's operational and financial performance during the past fiscal year is expected to be mitigated going forward. The Company will continue to follow the various government policies and advice and, in parallel, will do its utmost to continue operations in the best and safest way possible without jeopardizing the health of its staff.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through June 17, 2021 the date the combined financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these combined financial statements.

13. GOING CONCERN

The accompanying combined financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has an accumulated deficit of $1,537,493, an operating cash flow loss of $357,490 and liquid assets in cash of $77,694, which less than a year worth of cash reserves as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the combined financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying combined financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Ounce Water

Making healthy habits easier


GET
OUNCED®
OUNCE WATER
20
40
ALKALINE

Website | Mount Kisco, NY | FOOD & BEVERAGE

Ounce Water makes healthy hydration easy. Ounce Water's innovative design and branding makes drinking a recommended 80 ounces of water per day simple and straightforward. Ounce Water is ready to address a crucial yet overlooked component of health, one bottle at a time.

$12,808 raised

21 Investors	$11M Valuation
$10.39 Price per Share	$270.14 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Team | Terms | Updates 3 | Comments | Follow

Reasons to Invest

- In the past year, Ounce Water's distribution channels have grown from two to 11, while big box retail partners have increased from zero to 11.
- Named a Top 5 Finalist in the 2017 BevNet New Beverage Showdown.
- Major retail partners include Stop & Shop, Lowes Foods, Earth Fare Grocers, H-E-B, Central Market, and Nugget Markets.

Making healthy hydration habits easier

Ounce Water is here to make hitting your daily hydration goal simple and easy, and in doing so, to encourage everyone to take the best possible care of their health. Hydration is vital to wellness, but is often overlooked; most people aren't even aware that there's a recommended daily amount of water.


OUNCE
WATER®
HYDRATION MADE EASY.
20
40
ALKALINE

Rewards

Get rewarded for investing more into Ounce Water:

$270+ Investment

StartEngine Owner's Bonus

This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$500+ Investment

Tier 1

Invite to a Group Zoom Webinar w/ Theo Rossi + Owners.

$1,000+ Investment

Tier 2

OUNCE swag package (1 Hat + 1 Shirt) signed by Theo Rossi.

$2,500+ Investment

Tier 3

2% bonus shares.



Unlike other bottled water brands, Ounce Water provides an easy hydration tracking system. We do the math for you, making hitting your daily target intuitive and hassle-free. By combining our 20 oz and/or 40 oz bottles of Natural Spring or Alkaline water to reach that 80 oz goal, we make healthy hydration easy. And of course, we deliver on both health and taste, with naturally sourced water that is entirely free from chemical processing. Woman-owned and woman-led, Ounce Water is one of the cleanest and most health-conscious bottled water brands on today's U.S. market.


STAY OUNCED
We take the math out of hydration. Grab a bottle of OUNCE and let our bottles tell you how close you are to your daily need.
40 + 40
OR
20 + 20 + 20 + 20
= RECOMMENDED DAILY NEED

THE PROBLEM

Most people don't realize how much water they need

The majority of Americans are walking around medically dehydrated. Hydration is critical for all aspects of health, from nutrient absorption to body temperature regulation and everything in between—after all, the human body is 60 percent H20. But how is it that you can find bottled water on every shelf, yet people still aren't coming close to drinking the recommended daily amount? The current bottled water industry is mired within a marketing vortex, with branding focused almost entirely on sourcing and sustainability rather than health and hydration.


75% Of Americans Are
Chronically Dehydrated
And they don't know it.

$5,000+
Investment
Tier 4
5% bonus shares + 1 Case of OUNCE WATER.

$10,000+
Investment
Tier 5
10% bonus shares + Personal Instagram Stories "Thank You" Shout Out from Theo Rossi + 1 Case of OUNCE WATER.

$25,000+
Investment
Tier 6
20% Bonus shares + Custom :15 Custom Video Message Recorded by Theo Rossi + 1 Cases of OUNCE WATER.


Even if you're drinking the recommended 8 glasses of water every day...
It's offset by the caffeine, alcohol and high sodium food you consume.

Source

THE SOLUTION

Tracking daily water consumption made easy

Our water comes in 20 oz and 40 oz bottles, with health information and active encouragement on the side of each bottle. By setting out a daily hydration goal of 80 oz and doing the math for you, we're outfitting each consumer with the tools to take control of their hydration health.


Drinking Water Was Too Complicated
Fitbits and Smart Watches allow us to track everything from our steps to spending, yet tracking water consumption was overly complicated.
What does 330ml or 1L even mean?
So We Simplified Hydration
OUNCE WATER
40
OUNCE WATER
20
ALKALINE

Sixty percent of consumers say that "staying hydrated" is the reason they're purchasing more bottled water this year than last, while 41 percent believe that premium water brands have superior taste. With our health-forward branding and top-quality spring water, Ounce Water is tailored to meet both demands. Our simple bottle design makes it fun and easy to reach your daily hydration goal.


Delicious Pure Spring Water In An Easy To Track Bottle
OUNCE
WATER
40
OUNCE
WATER
40
ALKALINE

THE MARKET

Growing thirst for bottled water in U.S. and global markets

In 2020 alone, 15 billion gallons of bottled water were sold in the U.S. (source), with annual consumption growing by almost 40% since 2010. Over the past decade, sales volume and per capita consumption of bottled water have experienced an exponential increase. In 2019, bottled water consumption reached a total of nearly 44 gallons per person, securing its spot as the most commonly consumed beverage among Americans, outranking soda.


Sales Volume Of Bottled Water In The U.S.
in Billions of Gallons
17.5
15
12.5
10
7.5
5
2.5
2013
2014
2015
2016
2017
2018
2019
2020

As of 2018, approximately one-fifth of Americans regularly drank bottled water, while a full 15 percent drank bottled water exclusively. Meanwhile, the global market for bottled water was valued at over $217BN in 2020 and is expected to expand at a compound annual growth rate (CAGR) of 11.1% from 2021 to 2028. (Source)


$217B
Global Market for Bottled Water 2020

Source

OUR TRACTION

Rapid expansion combined with a strong social media presence

In the last year, Ounce Water has jumped from two to 11 distribution channels, resulting in a tremendous sales increase. We've secured 11 big box retail partners, including Stop & Shop, H-E-B, Lowes Foods, Earth Fare Grocers, and Central Market, and we've expanded our distribution from two states to 15 (and counting).


11
distribution channels
15
states
11
big box retailers

In 2017, Ounce Water was recognized as a Top 5 Finalist in the 2017 BevNet New Beverage Showdown, and we've been continuing to turn heads ever since. In a world of digital marketing, we have a strong and growing social media presence and influencer network, already matching or surpassing those of Dasani, Aquafina, Poland Spring, and other industry giants. Between our smart, health-forward branding and diverse marketing strategies, we're poised to capture a massive share of an ever-growing pie.


Influencer Marketing
Utilize deep connections in the music and entertainment industry to broadcast "Look What I Found At Your Local Store!"

WHAT WE DO

It's all about the bottle

The math of our proprietary bottles keeps things real simple: drink either two 40 oz. bottles or four 20 oz. and you've reached your recommended daily target. Our premium product comes in two varieties: Natural Spring Water and Alkaline Water.


Natural Spring & Alkaline Water
OUNCE
20
OUNCE
20
OUNCE
40
OUNCE
40

We source from a pristine aquifer in upstate New York, and we manage all bottling and production right here in the U.S. Ounce Water contains a balanced and crisp mineral composition, is free of any chemical processing, and is packaged in BPA-free plastic. Combining our world-class water quality with health-focused branding and packaging, Ounce Water delivers on both taste and overall well-being.



THE BUSINESS MODEL

Subscription orders plus retail partners

We currently sell direct-to-consumer through our own website and Amazon, as well as wholesale through a set of 10 major retail partners. Bottles of Ounce Water come in two different sizes—20 oz and 40 oz—and two types of water: Alkaline and Natural Spring Water. Our 24-pack of 20 oz bottles retails for $37.99, while our 12-pack of 40 oz bottles sells for $36.99, with each case containing one week's worth of water. Cases can be purchased either as individual orders or through a recurring subscription, with free delivery on all subscriptions as well as orders over $75. Depending on the product size and distribution channel, Ounce Water operates on up to a 53 percent margin.


OUNCE
40
OUNCE
20
OUNCE
WATER

$37.99
24 pack of
20 oz bottles

$36.99
12 pack of
40 oz bottles



53% Margins
depending on size &
distribution channel

HOW WE ARE DIFFERENT

An integrated focus on health and hydration

Our brand is uniquely positioned among competitors with its targeted focus on health and hydration. We're one of the only bottled water on the current U.S. market that educates the consumer on the benefits of hydration and offers an easy math system to track daily water consumption.


We make it easy to
track hydration.

The competitors in the space are focused on the source of their water or the sustainability of their packaging. Both are important topics and ones that we likewise value; however, none of them focus on an easy tracking system for drinking enough. We offer more water per bottle than our competitors, and our sourcing and production is based entirely in the U.S. On top of that, we have a savvier and more dynamic approach to social media and digital marketing than many of the most well-known industry names.


Old School
VS
New School
Focus on Science
Lab Created
Over-Saturated
Status Quo
essentia
OUNCE WATER
20
Focus on Hydration System
Nature Made
New & Exciting
Woman + Minority Owned

*The above information is based on internal research and management's experience.

THE VISION

The go-to brand in bottled water

By combining our total hydration tracking platform with a diversified sales approach and digital marketing, Ounce Water is poised to become the dominant player in the bottled water industry. We'll shift the way consumers think about daily hydration, increasing overall awareness and health-conscious behavior. We're already roadmapping new and versatile products, such as a kid-friendly 10 oz size and daily hydration multi-packs. In five years, when anyone thinks about proper hydration, they'll think of Ounce Water.


In 5 years, when anyone thinks of proper hydration, they'll think of Ounce Water.

OUR LEADERSHIP

Star power plus business savvy

Theo Rossi – Founder, Visionary
Theo Rossi is a celebrated actor, producer, philanthropist, and entrepreneur, most known for his roles on the critically acclaimed TV series "Sons of Anarchy" on FX, and Marvel's "Luke Cage" for Netflix, and more recently, in Netflix's wildly popular feature "Army of The Dead." In 2016, he founded Ounce Water, with the goal of making healthy habits easier to achieve. A lifelong athlete, Theo holds health and wellness close to his heart.


THEO ROSSI
Founder | Visionary
MEGHAN ROSSI
CO-Founder | CEO

Meghan Rossi – Co-founder & CEO
At the helm of the company, Meghan brings a wealth of experience in public and media relations, public speaking, marketing, and advertising. She previously held positions as an award- winning TV news anchor, reporter, and producer. Similar to Theo, she is committed to supporting healthy lifestyles and serving others. In addition to Theo and Meghan, Ounce Water boasts central team members with backgrounds in finance and accounting, security, strategy, and commercial operations.

WHY INVEST

Promoting greater health and well-being

There is no health without hydration—yet proper hydration remains underemphasized and neglected. We wanted to change that by creating a product that makes proper hydration a built-in part of your everyday routine, rather than an afterthought.


Each day,
we lose more than 8oz of water just by exhaling.
1%
By the time you feel thirsty, your body has lost more than 1 percent of its total water.
The average person could live without food for nearly a month, but we could only survive about one week without water that's how essential water is to humans.

(Source 1 and Source 2)

This one step can lead not only to improvements in overall health, but also a greater awareness of the small but crucial steps to nurturing and looking after our individual well-being. Join us to uplift people through a simple yet significant step towards greater health.


OUNCE WATER
20
OUNCE WATER
20
ALKALINE
OUNCE WATER
40
ALKALINE
OUNCE WATER
40
Health &
Hydration
Simplified

In the Press

BEVNET BEVNET BEVNET HUFFPOST

SHOW MORE

Meet Our Team



Theo Rossi

Co-Founder, Board Member & Visionary

Theo Rossi is an actor, producer, philanthropist, and entrepreneur who is best known for his roles as "Juan Carlos 'JUICE' Ortiz" on the critically acclaimed television series "Sons of Anarchy" on FX, and 'SHADES' on Marvel's "Luke Cage" for Netflix.



Meghan Rossi

Co-Founder, Board Member, & Chief Executive Officer

Meghan brings to the team a vibrant set of skills in small business start-up, national messaging, public and media relations, public speaking, marketing and advertising, and an intuition on how to turn heads.

Theo is currently filming the independent feature EMILY THE CRIMINAL opposite Aubrey Plaza.

He recently wrapped filming the Netflix limited series TRUE STORY opposite Kevin Hart and Wesley Snipes. He has just wrapped VENDETTA opposite Bruce Willis. He can currently be seen starring in Zack Snyder's Netflix feature ARMY OF THE DEAD alongside Dave Bautista.

Theo will next be seen in the independent feature DEAR ZOE where he stars opposite Sadie Sink. Additionally, on the feature side, Theo starred in Nate Parker's film AMERICAN SKIN, which won the Sconfini award at the 2019 Venice Film Festival, and was produced by Spike Lee. Theo also starred opposite Demián Bichir and Eva Longoria in LOWRIDERS, produced by Jason Blum and Brian Grazer, and in the Lionsgate film VAULT opposite Don Johnson and Samira Wiley. He can also be seen in the Netflix release RATTLESNAKE opposite Carmen Ejogo

Theo formed the New York-based production company, Dos Dudes Pictures, which released the award-winning and critically acclaimed feature film BAD HURT, and the "Right to Be Me" PSA to advance equality and understanding for persons with disabilities.

In 2016 Theo founded his premium bottled water company, Ounce Water. The New York-based company encourages people to drink more water by setting a daily goal of 80 ounces of water. With Ounce Water's signature 40 and 20 Ounce bottles, it makes healthy habits easier to achieve.

In the midst of his busy work schedule, Theo makes it a point to carve out time for his philanthropic work. With his wife Meghan Rossi, Theo co-founded GoGetItLIFE in late 2014. The brand encourages a healthy, positive lifestyle through its active online blog community and social media engagement, in addition to its 5K Race Series held annually throughout New York City. Proceeds from GoGetItLIFE are donated to charities close to his heart.

In the wake of 2012's Hurricane Sandy, Theo founded StatenStrong to rebuild his childhood hometown of Staten Island, NY. Through StatenStrong Rossi organized a team of volunteers who rebuilt four homes and provided more than $500,000 in emergency assistance to affected families.

Theo's other charitable endeavors include being an Advisory Board Member for the Garden of Dreams, the nonprofit arm of Madison Square Garden. He is also an Ambassador with Boot Campaign, having hosted several fundraisers for the nonprofit, in addition to visiting several U.S. Military bases, including a USO trip to visit troops serving in Iraq. Rossi has served as a Humane Society Ambassador since 2014 and was featured in a Humane Society campaign focusing on education and support programs for the more than 300 million street dogs worldwide.

Meghan brings a love of story-telling and connection from her years as an award- winning Television News Anchor, Reporter, and Producer. Her journalism experience dates back to high school when she landed an internship at KPRC-TV at the age of 16. She continued interning at KPRC-TV while completing her Journalism degree at the University of Houston. Meghan later worked on-air at KTEN-TV and CBS 19 as a Morning News Anchor, show producer, and specialized in both health and education reporting.

After a brief stint managing Platinum Advertising and serving as Contributing Writer/ Account Executive for BSCENE Magazine, Meghan ventured into one of her most pivotal professional achievements to date.

In 2010 Meghan became an integral part of the launch team for the Boot Campaign. Lacing up her combat boots and working with veterans and their families throughout the United States were some of Meghan's most inspiring and teachable years. Today, the Boot Campaign is one of the nation's premier 501c3 organizations to honor and support military veterans and their families.

Meghan brought her production background into Theo's film and television production company, Dos Dudes Pictures, assisting on the feature film BAD HURT, and writing and producing the company's national PSA "Right to be Me". Together with Theo, the two formed GO GET IT LIFE – a positive lifestyle movement where she maintains an online blog, social media community, and hosts 5k charity races.

Meghan has a strong passion for serving others. She currently sits on the Board of Directors for Louie's Legacy Animal Rescue. She volunteers with the Boys and Girls Club of Austin, and the Center for Child Protection also in Austin, TX. In the past, she has volunteered or served on the Board of Directors for Habitat for Humanity, Junior Achievement, People Attempting to Help (PATH), ASSIST Autism Foundation, the Junior League of Tyler, Staten Strong, and A Very Special Place (AVSP).



Steven Bender

Board Member & CPA

Steven E. Bender is a CPA and CFP with a Master's degree in taxation. Steven has over 30 years of public accounting experience, including several years with a big four firm and 10 years at a 65 person New York City based firm where he was the tax partner responsible for creating a 15-person tax department and registered investment advisory service.

In addition to his public accounting experience, Steven spent 7 years as the CFO of a large privately held company, overseeing their successful sale to a private equity firm. Steven's background as a CFO sets him apart from many public accountants. It gives him the ability to offer insightful operational advice and solutions to many situations encountered by new and established businesses.

Bender & Associates, CPAs. was founded in 2009 with the goal of offering individual and corporate clients highly focused expertise, delivered with preferential customer service, benchmarked by integrity and transparency.



Nicholas Carmona

Co-Founder, Board Member & Development Director

Nicholas Carmona was born in 1975 in Brooklyn, NY. While raised in Staten Island NY, Nicholas Carmona graduated from Monsignor Farrell High School where he was a member of the baseball and football teams. While on the nationally ranked football team, Nicholas became the captain and lead his teammates to victory.

After high school, Nicholas attended SUNY in Albany. There he received a Bachelor Degree in Economics with a minor in business in 1997. Shortly after college, Nicholas worked for a year in Foreign Currencies on Wall Street, where he learned an array of knowledge in the business world, which essentially helped him with his transition in 1999. Nicholas moved to Los Angeles and began his own Security Firm. In addition, Nicholas also owned and operated three very successful nightclubs for five years frequented by the Hollywood elite.

Nicholas spent eight years in LA and returned to New York to focus on the credit card processing industry which he'd been involved for five years. His roles included sales and business development, deliver customer service, and handle all aspects of his accounts. In 2012 Nicholas and his long-term friend Theo Rossi started Dos Dudes Pictures. Dos Dudes Pictures to date has produced 2 movies, Bad Hurt and Vault. Bad Hurt been an entry into the Tribeca Film Festival. Both movies were shown in theaters all over the United Sates.



Michael Ward

Board Member

An accomplished investor, advisor, and board member, for nearly a decade Mike has been investing in private companies through his personal network. Many of these investments have had positive outcomes. These companies include Ripple, Honk, Elevate Growth Partners, 1080 Payments, Dollar Shave Club, World First, Erie Bayhawks, and more. Previously a financial industry executive, Mike has over a decade of experience driving profitability, business strategy, and leadership. Mike joined World First in January 2015, as Chief Executive Officer for North America and Chief Revenue Officer of the group. Mike is responsible for strategic commercial operations, including customer acquisition, marketing, partnerships, dealing, and new products. His focus of providing customers tools and analysis to facilitate their global payment solutions, which allows them to succeed, is Mike's daily motivation. World First is a leading international payment provider offering private individuals and companies the ability to process international transactions. The company has transacted with over 130,000 private clients and 60,000 companies, and last year transacted over $12bn. Headquartered in London, World First has offices in Hong Kong, Singapore, Sydney, Tokyo, Netherlands, and Austin. World First was sold to Ant Financial for $500mm.

Mike previously held the post of CEO for North America and Europe at OzForex, an online foreign exchange and global payments provider. In 2013 he and the executive took the company public with a very successful liquidity event for the

Alongside Theo Rossi and Meghan Rossi, Nicholas co-founded OUNCE WATER. Nicholas was responsible for all aspects of the business. From securing financial income to securing new accounts, distribution, manufacturing and sales, OUNCE WATER began to keep all members busy as it began to grow.

In addition, Nicholas also co-founded Staten Strong. Staten Strong was a charity created to aid and help the families and people affected from Hurricane Sandy. Providing them with resources and support during this difficult time. To date, Staten Strong has rebuilt four new houses and also given out $500,000 in gift cards in Staten Island.

owners Macquarie Bank, Accel Partners, and The Carlyle Group. Before that, Mike served as Vice President of Sales & Trading at Jameson Bank. Mike has been active in his community with the Bridgepoint Emerging Leaders Organization serving as co-chairman. Bridgepoint is a Toronto-based organization providing patient care, research, and teaching in the specialized field of Complex Chronic Disease prevention and management. Mike grew up in Toronto, moving to the States to attend Liberty University and indulge his passion for playing ice hockey. When not working he likes to spend his free time with his family or on the golf course.

Offering Summary

Company	Ounce Water, Inc.
Corporate Address	118 N Bedford Road, Suite 301, Mount Kisco, NY 10549
Offering Minimum	$9,995.18
Offering Maximum	$1,069,993.37
Minimum Investment Amount (per investor)	$270.14

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	962
Maximum Number of Shares Offered	102,983
Price per Share	$10.39
Pre-Money Valuation	$10,997,929.29

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an 10% bonus shares.

Amount-Based:

$500+ | Tier 1

Invite to a Group Zoom Webinar w/ Theo Rossi + Owners.

$1,000+ | Tier 2

OUNCE swag package (1 Hat + 1 Shirt) signed by Theo Rossi.

$2,500+ | Tier 3

2% bonus shares.

$5,000+ | Tier 4

5% bonus shares + 1 Case of OUNCE WATER.

$10,000+ | Tier 5

10% bonus shares + Personal Instagram Stories "Thank You" Shout Out from Theo Rossi + 1 Case of OUNCE WATER.

$25,000+ | Tier 6

20% Bonus shares + Custom :15 Custom Video Message Recorded by Theo Rossi + 1 Cases of OUNCE WATER.

*All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

Ounce Water, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $10.39 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $1039. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Any expense labeled "Administrative Expenses" not strictly for administrative purposes.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

ONLINE ORDERING IS BACK! Savings code inside. $$

about 1 month ago

We're back, baby!

Online ordering is now available once again on OunceWater.com!



NOW ACCEPTING ONLINE ORDERS
HAVE OUNCE WATER DELIVERED TO YOUR HOME OR OFFICE TODAY. $5 SHIPPING ON EVERY CASE!
HYDRATION JUST GOT EASIER!
MEET YOUR DAILY HYDRATION GOAL WITH OUNCE WATER. SHOP NOW ON OUNCEWATER.COM
PLEASE ALLOW UP TO 3 BUSINESS DAYS FOR PROCESSING, AND 5-7 DAYS FOR GROUND SHIPPING.

Let our bottle do the work for you!

Reaching the recommended daily water consumption of 80 oz. takes effort to measure... not with **OUNCE WATER**. We eliminate this by doing the math for you! Simply drink two 40 oz. or four 20 oz. bottles of **OUNCE WATER** daily-it's that easy!

OUNCE WATER supports your hydration needs for a healthier mind and body. A natural spring water from a protected underground source, it is pure and never touched by humans.

OUNCE WATER offers a consistently fresh, crisp, and delicious taste, with no additives, preservatives, sodium, sugar, or chemical processing.

Packaged in 12-40 oz. or 24-20 oz. high quality BPA-free bottles, one case achieves six days of your recommended hydration goals. Our bottle does the work to make your daily hydration easy!

Hydration is even easier with the all-new OunceWater.com shopping platform! Give us a visit today and have **OUNCE WATER** arrive on YOUR doorstep.

Please make note of updates to OUNCE WATER case pricing + shipping. Allow up to 3 business days for processing, and 5-7 days for UPS ground shipping.

As our thank you to have your business back, we would like to offer you 20% off your first order on the all-new OunceWater.com. Use code **WELCOMEBACK** at checkout to enjoy your savings.

cheers,

The OUNCE WATER Team

Happy Fall from the OUNCE WATER team

about 1 month ago

Hello there,

As we say in the south, Happy Fall Y'all! Let me begin by shouting out, "THANK YOU!". You guys ROCK when it comes to loving OUNCE WATER and our brand's commitment to making healthy habits easier.

Our team is exceptional, and has been working diligently to grow OUNCE WATER and meet the desires of our customers and partners. On a humble budget we are making careful moves to get our CLEAN water into your community so that you can more easily track your daily water consumption.

There is no doubt that It has been a trying summer and fall for our direct to consumer online business as we felt the repercussions of breakdown in services from the third party fulfillment company we hired to process and ship our online orders. Our team is working diligently to re-launch our web-store and bring back the ability to ship orders directly to your doorstep. We look forward to the day, in the very near future, that we can announce a return in online ordering via OunceWater.com and Amazon.com.

For now, orders will be fulfilled by the internal OUNCE WATER team. If you're reading this and work for a 3PL, we would LOVE to hear from you. Please email info@getounced.com if you think your company might be a good fit for our online order fulfillment.

Thank you, THANK YOU, for your patience and understanding as we work through this unfortunate situation.

Out with the headaches and now onto the GREAT!

OUNCE WATER is experiencing an unprecedented amount of growth in our retail footprint. In fact, we are on track for a 300% increase in sales over last year. WHAT?!? Y'all, that's so humbling and fills our team with an intense amount of gratitude. We're getting this hydration and HEALTH into more hands each and every day.

In the past month we have brought on new ways for you to GET OUNCEd!

Highlights of new retail partnerships:

- Plum Market (MI & IL)
- Onyx and Andalabaster (Franklin, TN)
- Food Bazaar Supermarket (4 locations in New Jersey)

For our online shoppers, don't forget to check out:

- GoPuff (Austin, TX): https://gopuff.com/#drinks/water/ounce_water_bottled_alkaline_water_40oz_btl

Retailers, we have ALL NEW WAYS for YOU to carry OUNCE WATER!

- POD Foods: https://podfoods.co/ounce-water-b1307.html#products

Have a business and wanna start selling Ounce Water- meet Faire Whole!

Use our link- get signed up for free-then get $200 in Free Ounce Water- plus free shipping & net 60 terms.

https://ouncewater.faire.com/

*Who can buy on Faire?

Retailers must operate their own commercial brick and mortar store, online store (with a unique URL), or consistent pop-up shop. Please be prepared to share the following information: First and Last Name, Store Type, Email Address, Store Name, Years in Business, Annual Sales, business registration information such as VAT number, Reseller ID, etc.

We would love to have you along on our journey!

Invest Today in OUNCE WATER and help our brand continue to scale throughout the U.S.

Cheers,

Meghan

Co-Founder/ CEO, Ounce Water

Welcome New Investors!

3 months ago

Hello!

We're so excited to welcome everyone who has invested already in Ounce Water.

Here are some reasons to invest if you haven't already:

- 126.8% sales increase of 20oz SKUs and 82.5% sales increase of 40oz SKUs (YOY) in the New York-area market.
- Named a Top 5 Finalist in the 2017 BevNet New Beverage Showdown.
- Major retail partners include Stop & Shop, H-E-B, Central Market, 7-Eleven, Lowes Foods, EarthFare, and Nugget Markets.
- In the past year, Ounce Water's distribution channels has grown to 11 from two.

We would love to have you along on our journey!

Invest Today

Our team is enjoying the summer sun with outdoor marketing. Below is a photo of our Co-Founder and CEO, Meghan Rossi, along with some of our Austin, TX-based team offering complimentary OUNCE WATER at a Labor Day Weekend community event.

As always, please reach out with any questions.

cheers,

The OUNCE WATER Team


OUNCE WATER
DID YOU GET OUNCED TODAY?™

END OF UPDATES

Comments (9 total)

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Mark E. 2 days ago
I would like to ask again that my photo and bio be removed from this fundraising effort. I am no longer a member of the Ounce Water team.
0

Mark E. 3 days ago
Please, remove my picture and bio as I am no longer part of the team at Ounce Water.
0

Jordan K. 3 days ago
This is so simple and very smart.
0

Cherina M. 1 INVESTMENT 2 months ago
Hello! How often will we receive updates? And will you only be posting updates here or sending emails to investors? I would just like to understand what's next. Thanks!
0 View 2 replies

Scott F. 3 INVESTMENTS 2 months ago
On your Amazon pages it looks like everything is out of stock. What's the reason for this?
0 View 1 reply

Jonathan H. 8 INVESTMENTS 3 months ago

What's the difference between the Spring water and the Alkaline water? A lot of Spring water is naturally alkaline (The Mountain Valley, Evian, etc.), so I'm a little confused on the branding especially if the source of the water is the same. I primarily drink naturally alkaline spring water with nothing added. I would like to try the water before investing but not sure which one to buy. Thanks!

0 View 1 reply

Scott F. 3 INVESTMENTS 3 months ago

Hi - I love the concept, but am struggling with the $11M valuation you have pegged to the business for this funding round. Can you go into a bit more detail about why you believe you guys are worth such a steep valuation?

0 View 1 reply

Michael W. 12 INVESTMENTS 3 months ago

This seems futile, nothing proprietary to stop the big players from crushing you like the cockroach you are. Besides this the obvious glaring issue that EVERYONE knows to drink more water, but how is a number on the bottle going to make me drink more, or even more relevant, buy your brand? (P.S. I drink at least 60 oz of water a day.) I think this is a HUGE (like the number on the bottle) mistake.

0 View 1 reply

Kyle S. SE OWNER 64 INVESTMENTS 3 months ago

Is there anything proprietary about this? Struggling to see why the big water players wouldn't just slap a big "20" or "40" on their bottle and completely eliminate the need for stores to add your product next to theirs?

Respectfully, not sure I can imagine consumers paying a premium for a number that is printed on the bottle?

0 View 2 replies

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Meghan Rossi (Co-Founder and CEO)

Everyone keeps telling you that you need to drink more water. And they're probably right.

The average American is drinking less than half the recommended daily amount because they are either too busy, or they forget, or most often, they don't track it.

And with our busy lives, it can feel like a chore, just one more thing to monitor.

Or worse, when we do drink water, we're not always able to correctly track how much we drink. Is it 8 glasses? 10 glasses? How big is the glass supposed to be?

By clearly labeling ounces in a large font, Ounce Water makes meeting your hydration goals easy.

And while other bottled water is calculated in ounces, our stylish bottle is a literal reminder that hydration can be a daily goal.

We believe that we are ready to disrupt this billion-dollar industry based on our unique design, business ingenuity and dedication to clean living.

Ounce Water sets a goal to drink 80oz of water per day and the bottles do the math for you.

Simply drink 2-40oz or 4-20oz bottles to reach your daily hydration goal.

Our water is sourced from underground aquifers in upstate New York and we're naturally Alkaline. We use chemical-free processing and BPA-free bottles. We are women-founded and woman-led, and everything is made in America, so consumers can feel good about choosing a bottled water that reflects style, and healthy, authentic living.

And you can feel great about investing in Ounce Water, who is competing in an industry that is expected to reach $334 billion by 2023, registering an 8.5% compound annual growth rate during the forecast period 2018-2023.

Our small but mighty team has already made huge waves in the bottled water market.

In the past year Ounce Water has grown from having only 2 distribution channels to nearly a dozen, from not having a single big-box retail partner to now having 10, and from being available for purchase in 2 states to being available in 15 states today!

We were also recognized as a Top 5 Finalist in Bev Net's New Beverage Showdown as the only bottled water amongst all categories of beverages.

We believe that Ounce Water is primed to become the next household name in premium water, and we plan to expand our nationwide distribution to all the major big box chains.

Invest today in Ounce Water. Hydration Made Easy.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

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